U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                        COMMISSION FILE NUMBER: 000-24835



                           NOTIFICATION OF LATE FILING


Check  One:

                          [ ] Form 10-K and Form 10-KSB
                                  [ ] Form 20-F
                                  [ ] Form 11-K
                          [X] Form 10-Q and Form 10-QSB


                        For Period Ended: March 31, 2005
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                    [ ] Money Market Fund Rule 30b3-1 Filing

     For  the  Transition  Period  Ended:  N/A





     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                        3
PART  I.     REGISTRANT  INFORMATION.

     The Registrant is Legend Mobile, Inc. (the "Company"). The address of the Company's principal executive office is 450 South Wagner Road, Ann Arbor, MI 48104

PART  II.     RULES  12B-25  (B)  AND  (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]     (a)     The  reasons  described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]     (c)     The  accountant's statement or other exhibit required by Rule
12b-25(c)  has  been  attached  if  applicable.

PART  III.     NARRATIVE

     The Company's Annual Report on Form 10-QSB for the quarter ended March 31, 2005, could not be filed within the prescribed period because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company's financial condition. This inability could not have been eliminated by the Company without unreasonable effort or expense.

PART  IV.     OTHER  INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Hank  Gracin,  Esq.               (516)  222-0888

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]  Yes               [   ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

     [   ]  Yes               [X]  No

     LEGEND  MOBILE,  INC.


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  May  13,  2005                         By:     /s/  Peter  Klamka
                                                       ------------------
                                             Peter  Klamka,  President  and  CEO